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                              October 22, 2020

       Daniel Och
       Chief Executive Officer
       Ajax I
       667 Madison Avenue
       New York, NY 10606

                                                        Re: Ajax I
                                                            Amendment No. 1 to
Form S-1
                                                            Filed October 16,
2020
                                                            File No. 333-249411

       Dear Mr. Och:

              We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

       Registration Statement on Form S-1 filed October 16, 2020

       Signatures, page II-4

   1. Please revise to have the registration statement signed by the principal accounting officer or controller. See
Instruction 1 to Signatures to Form S-1.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Daniel Och
Ajax I
October 22, 2020
Page 2

       You may contact Jeffrey Lewis at 202-551-6216 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact David Link at 202-551-3356 or Pam Howell at 202-551-3357 with any other questions.



                                                        Sincerely,
FirstName LastNameDaniel Och
                                                        Division of Corporation
Finance
Comapany NameAjax I
                                                        Office of Real Estate &
Construction
October 22, 2020 Page 2
cc:       Greg Noel
FirstName LastName